Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

August 3, 2010

Mary Mast

Jim B. Rosenberg

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc., formerly Super Luck, Inc.

Form 10-K for the year ended November 30, 2009

Form 10-Q for the three months ended February 28, 2010

File Number: 000-51817

Dear Ms. Mast and Mr. Rosenberg:

On behalf of Beijing Century Health Medical, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter of July 9, 2010.

Re:

Beijing Century Health Medical, Inc. formerly Super Luck, Inc.

Form 10-K for the year ended November 30, 2009

Form 10-Q for the three months ended February 28, 2010

File Number: 0-51817

Form 10-K for the Fiscal Year Ended November 30, 2009

1.

We await the amendment in response to comments 1, 2, 4, and 6 in our April 28, 2010 letter as noted in your May 10, 2010 response letter.

Response:

Comment 1 is noted.

Financial Statements for the year ended November 30, 2009 and 2008, page 21

2.

To date, we have been unable to obtain a satisfactory explanation from Beijing Century Health Medical, Inc.’s (the Company’s) management of the business purposes of the September 2008 agreements and their subsequent amendment in February 2010.  Notwithstanding, in a telephone conference held on July 6, 2010, the Company’s representatives confirmed the following:

•

Mr. Tsang owns 70% of the outstanding voting common stock of the Company and the former public shareholders own the remaining 30%.

•

Mr. Tsang owns 50% of the outstanding voting common stock of CHML and his mother owns the other 50%.

•

Mr. Tsang has the unilateral ability to control the Company

•

If Mr. Tsang’s mother’s interest in CHML is attributed to Mr. Tsang, then Mr. Tsang has the unilateral ability to control CHML.

Response:

The business purpose of transferring the IP rights was for the execution of the Share Exchange. The entire ownership of the IP rights was transferred to BSTL on September 16, 2008. Subsequently, BSTL transferred 100% of the production rights and 100% of the sales rights of the AIDS Medication Capsule to CHML whereas CHML entered into contracts with both manufacturers and wholesale pharmaceutical distributors which were introduced by the Company prior to the closing of the Share Exchange, for the large scale production and distribution of the AIDS Medication Capsule.  Upon the closing of the Share Exchange on October 20, 2008, the Shareholder of Galaxies River Limited (“Galaxies”), Mr. Tsang, delivered all of his equity in Galaxies to the Company in exchange for 21,636,272 shares of common stock of the Company, representing approximately 70% of the Company’s outstanding common stock. The Share Exchange resulted in Galaxies, and its wholly-owned subsidiary, BSTL, becoming wholly-owned subsidiaries of the Company.

That being said, for the execution of the Share Exchange, CHML transferred the IP rights to BSTL in exchange for approximately 70% of the Company’s outstanding common stock. For the business of CHML, BSTL transferred the production and sale rights to CHML whereby CHML shall carry on the production and sales of the AIDS Medication Capsule. In return, BSTL and CHML entered into an Amended Sales and Production Authorization Agreement on February 28, 2010 pursuant to which the Company shall receive 9% revenue from CHML for the services rendered.

The AIDS Medication Capsule was internally developed by Mr. Tsang’s parents, and 100% ownership of its IP rights were originally held by CHML.  Prior to the Share Exchange, the 100% ownership of the IP rights was brought in to Galaxies by Mr. Tsang as a shareholder’s contribution.

Furthermore, in response to the statements identified above in the comment, Statements 1 and 2 are correct.  Regarding Statement’s 3 and 4, Mr. Yan Tsang owns a 50% equity interest of CHML and Ms. Ze-Lin Li, Mr. Tsang’s mother, owns a 50% equity interest in CHML.  It is our position that the interests are not attributable to the other party due to the fact that each individual has the full power and absolute discretion to control and conduct their affairs as a stockholder of CHML independent of the other party.  Please refer to Parker Randall’s Confirmation on Separation of Control attached hereto as Exhibits A and B which supports the foregoing assertions.

3.

Based on our understanding to date, as summarized above, we are unable to concur with the Company’s June 28, 2010 response that the Company is the primary beneficiary of CHML. Instead, we believe the September 2008 transactions and the February 2010 transactions represent reallocations of capital by Mr. Tsang between the Company and CHML and should be accounted for as such. In reaching this belief we observe the following:

•

By reference to the analogous literature in EITF 02-5, it appears appropriate to attribute Mr. Tsang’s mother’s interest to Mr. Tsang.

•

Paragraph 17 of FIN 46R indicates that the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary. Mr. Tsang’s unilateral ability to control both the Company and CHML, as demonstrated in part by his unilateral ability to enter and modify the September 2008 agreements, appears to indicate that Mr. Tsang is most closely associated with CHML.

Response:

In response to Comment 3, please refer to Exhibits A and B, attached hereto.  Exhibits A and B both indicate that Mr. Tsang’s interest in CHML is separate and distinct from Ms. Ze-Lin Li’s interest in CHML.  Accordingly, it is not appropriate to attribute Ms. Ze-Lin Li’s interest in CHML to Mr. Tsang.  As such, it is our position that Mr. Tsang is not the primary beneficiary of CHML.

4.

Based on information provided to date as summarized above, the Company would not consolidate CHML. Any subsequent receipts from CHML to the Company would be considered capital contributions and not revenue based on the related party nature of the transactions. Please revise the filing to clarify.

Response:

In response to Comment 4, please refer to our responses to comments 2 and 3 above.  Because Mr. Tsang’s interest in CHML is separate and distinct from Ms. Ze-Lin Li’s interest in CHML, it is our position that Ms. Ze-Lin Li’s interest should not be attributed to Mr. Tsang and that Mr. Tsang is not the primary beneficiary of CHML.  Rather, because of the contractual relationship between the Company and CHML prior to February 28, 2010, it is our position that the Company is the primary beneficiary of CHML, and as such, consolidation of CHML’s financial statements with those of the Company up until February 28, 2010 is appropriate.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

EXHIBIT A

PARKER RANDALL CF (H.K.) CPA LIMITED

Room 201, 2/F, Two Grand Tower

625 Nathan Road

Kowloon

Hong Kong

Tel:  35763455

Fax:  26251263

July 28, 2010

Century Health Medical Limited

Confirmation on Separation of Control

It is our understanding that 50% entity interest being registered in your name, Century Health Medical Limited (CHML) as at February 28, 2010, which you have the full power and absolute discretion to control the conduct of affairs, financing and operating decisions of the entity in the capacity of an equity owner with residual interest of this entity.

If the above understanding is correct, please sign at the underneath of this letter to signify your consent.

Yours faithfully,

/s/Parker Randall CF
Parker Randall CR (H.K.) CPA Limited

I hereby express my consent to the above statement without reservation.

/s/Yan Tsang
Mr. Yan Tsang Passport no./ID no.: K475421(2) Date: July 30, 2010

EXHIBIT B

PARKER RANDALL CF (H.K.) CPA LIMITED

Room 201, 2/F, Two Grand Tower

625 Nathan Road

Kowloon

Hong Kong

Tel:  35763455

Fax:  26251263

July 28, 2010

Century Health Medical Limited

Confirmation on Separation of Control

It is our understanding that 50% entity interest being registered in your name, Century Health Medical Limited (CHML) as at February 28, 2010, which you have the full power and absolute discretion to control the conduct of affairs, financing and operating decisions of the entity in the capacity of an equity owner with residual interest of this entity.

If the above understanding is correct, please sign at the underneath of this letter to signify your consent.

Yours faithfully,

/s/Parker Randall CF
Parker Randall CR (H.K.) CPA Limited

I hereby express my consent to the above statement without reservation.

/s/Ze-Lin Li
Ms. Ze-Lin Li Passport no./ID no.: 110101193103211523 Date: August 2, 2010